Seabridge Gold Inc.
Report to Shareholders
Quarter Ended June 30, 2012

Recent Highlights
•  Proven and probable gold reserves increase to 44.7 million ounces placing Seabridge among gold majors
•  Updated Preliminary Feasibility Study completed for KSM…next step, submit formal permit application
•  Initial Preliminary Feasibility Study for Courageous Lake defines economic project at current gold price
•  Exploration activities underway at KSM and Courageous Lake
•  Senior management changes announced

Proven and Probable Gold Reserves Now Stand at 44.7 Million Ounces!
Seabridge’s business plan from inception has been to grow gold resources and reserves while minimizing equity dilution. During the past three months, Preliminary Feasibility Studies (“PFS”) were completed on the Company’s two core projects – Courageous Lake and KSM. With an estimated 6.5 million ounces of newly defined proven and probable reserves at Courageous Lake, combined with the 38.2 million ounces of gold reserves estimated at KSM, Seabridge now reports total proven and probable gold reserves of 44.7 million ounces. Not only does this rank Seabridge among the top ten companies in the world with respect to gold reserves, but with only 43.4 million common shares outstanding, Seabridge provides its shareholders with more than one ounce of gold reserves per common share outstanding. Furthermore, this entire reserve base is located in Canada, one of the safest and most mining-friendly jurisdictions in the world. The following table provides details of the Company’s reserve base:

Proven and Probable Reserves

Project	Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
KSM	Mitchell	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	935	0.57	0.16	3.11	50.7	17.2	3,296	93	104
	Iron Cap	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
	Sulphurets	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
	Kerr	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
KSM Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213
Courageous Lake		Proven	12	2.41	n/a	n/a	n/a	1.0	n/a	n/a	n/a
		Probable	79	2.17				5.5
		Total	91	2.20				6.5
Seabridge Totals								44.7	9,888	191	213

First Courageous Lake PFS Yields Positive Economic Results
In July, Seabridge announced the results of its first National Instrument 43-101 compliant PFS for its 100%-owned Courageous Lake project located in Canada’s Northwest Territories. The study demonstrates that Courageous Lake is an economic project at the current gold price while also offering substantial leverage to higher gold prices.

The Courageous Lake PFS is based on a single open-pit mining operation with on-site processing. A base case scenario was developed for the project incorporating an estimated 91.1 million tonnes of proven and probable reserves at an estimated average grade of 2.20 grams of gold per tonne feeding a 17,500 tonnes per day operation (6.1 million tonnes per year annual average throughput). This yields a projected 15 year operation with average estimated annual production of 385,000 ounces of gold at a projected life of mine average cash operating cost of US$780 per ounce recovered (US$674 in years one through five). Start-up capital costs for the project are estimated at US$1.52 billion, including a contingency of US$187 million.

At a gold price of US$1,384 per ounce (the three year trailing average gold price at July 3, 2012), the base case has an estimated US$1.5 billion pre-tax net cash flow, a US$303 million net present value at a 5% discount rate and an internal rate of return of 7.3%. This base case is consistent with the requirements of securities regulators. At a gold price of US$1,618 (the spot price on July 3, 2012), the estimated total pre-tax net cash flow nearly doubles that of the base case to US$2.8 billion, the net present value at a 5% discount rate more than triples to US$1.1 billion and the internal rate of return increases to 12.5%. To demonstrate the leverage to gold price, an alternative case was run using last year’s gold price high of $1,925 per ounce which yielded a pre-tax net cash flow of $4.5 billion, a net present value at a 5% discount rate of $2.1 billion and an internal rate of return of 18.7%.

The PFS also identified several opportunities that could significantly improve the overall project economics. First, the current design incorporates a combination of diesel and wind generated power resulting in a projected power generation cost of Cdn$0.184 per kilowatt hour which is nearly 40% lower than power generation by diesel fuel alone. Seabridge is evaluating nearby potential hydro-electric sources which would also provide reliable, sustainable and lower-cost clean energy source and significantly reduce the requirement for diesel fuel at the site. Secondly, access to the project under the current design is by winter road which is limited to less than three months per year. It is during this period that almost all of the project’s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture proposes extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Seabridge will continue to investigate these options as the project moves forward.

Updated PFS for KSM to Provide Basis for Formal Permit Application Expected Later This Year
In May, Seabridge announced the results of an updated National Instrument 43-101 compliant PFS for its 100% owned KSM project located in northern British Columbia, Canada. The updated PFS improves on the design from the PFS completed in 2011.

Since completion of the 2011 PFS, Seabridge continues to host frequent working group sessions with federal and provincial regulators, aboriginal groups and their technical consultants to review the project in detail. In general, public feedback on the project has been positive and feedback from this engagement process has been used to make the following design changes which have been incorporated in the new PFS:

•
A combined open pit and underground block cave mining scenario for the Mitchell deposit and underground panel caving for the Iron Cap deposit. These changes substantially reduce the project’s strip ratio from 2.7 to 1.5, eliminating approximately 2.3 billion tonnes of waste rock stripping and storage and significantly reducing environmental impact.

•	Revised project access routes from Highway 37 to reflect feedback from the Nisga’a Nation and First Nations.

•
Relocation of the fine crushing and grinding facilities from the Mitchell plant site to the Treaty site and, therefore, conveying ore through the Mitchell-Treaty tunnel instead of via a slurry transport system.

•
Lining a portion of the tailings management facility for carbon-in-leach sulphide tailings which have been processed with cyanide. Although such a lining is not required under existing regulations, Seabridge has chosen to design its tailings management facility to the standards of the International Cyanide Management Code to accommodate feedback from Treaty and First Nations, regulators and stakeholders addressing potential environmental impacts. Most major international gold mining companies voluntarily adhere to this Code.

•	Engineering for the tailings management facility and project water management has been completed to a Feasibility level as required by regulators for the Environmental Assessment.

Seabridge’s aim from the beginning has been to put forward an Environmental Impact Statement that reflects extensive input from aboriginal communities, the public and the coordinated prior involvement of both provincial and federal regulators. This process has anticipated and addressed many of the possible concerns about KSM before applying for permits. Analysis of development alternatives is a key component of the Canadian environmental assessment process. Accordingly, based on feedback and dialogue with the regulators, Treaty and First Nations and potential joint venture partners, this updated PFS will provide the basis of our formal application for permits which we expect to file in this year’s 4th quarter.”

In addition to the above noted design changes, the 2012 PFS also incorporates updated capital and operating cost estimates and metal price assumptions within the context of the current environment. Although initial capital costs and unit operating costs have increased over the 2011 study (13% and 3% respectively), base case economic projections from this year’s PFS are superior to the 2011 study due to increasing throughput by 10,000 tonnes per day to 130,000 and higher three-year average metal prices. Some comparisons are as follows:

•	Net project cash flow (pre-tax) has increased by 25% to $20.3 billion.
•	Net present value at a 5% discount rate (pre-tax) has increased by 74% to $4.5 billion
•	Internal rate of return (pre-tax) has increased by 25% to 11.5%.
•	Payback has been reduced by six months to 6.2 years or 11% of the project’s 55 year mine life.

•	Life of mine average cash costs per ounce of gold produced (after by-product credits) are now estimated at US$148, down significantly from last year’s estimate of $231 per ounce.

The updated PFS envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for 55 years. During the initial 25 years of mine life, all ore will be mined by open pit methods with the mill scheduled to operate at an average of 130,000 metric tonnes per day (tpd). As mining at the Mitchell deposit switches to block caving in year 26, daily production will decline to an average of approximately 90,000 tpd over the remaining 30 years of mine life. Over the entire 55 year mine life, ore will be fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. for shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility.

Exploration Commences at KSM and Courageous Lake – Looking for Something New!
Exploration programs are now in full-swing at both KSM and Courageous Lake. While recent programs at both projects have focused on increasing and upgrading mineral resources at existing deposits, this year’s programs at Courageous Lake and KSM will be looking for new deposits.

At KSM, Seabridge is now beginning to explore for a potential large, high-grade core similar to other world-class systems such as Ok Tedi, Bingham Canyon and Grasberg. During 2012 the Company plans to drill 11 deep holes on four distinct targets totaling about 7,500 meters. A growing body of evidence now suggests that such a core remains to be discovered on the KSM claims at a reasonable depth and that it was the source not only of the Kerr, Sulphurets, Mitchell and Iron Cap porphyry zones but also the neighboring Snowfields and Brucejack deposits. Porphyry cores are formed under higher temperature and pressure conditions in deeper parts of the system. They typically contain copper-rich minerals such as bornite or chalcocite and yield copper and gold grades at multiples of KSM’s reserves. World-class gold-copper porphyry districts usually exhibit links between the deeper, magmatic source ores upwards through transitional volcanic-hosted porphyry and skarn zones to vein and replacement deposit systems. The six deposits in the area of KSM display this vertically evolutionary relationship. Furthermore, all four porphyry zones at KSM remain open at depth, with geological signatures that vector downwards towards higher temperature and pressure conditions.

At Courageous Lake, the 2012 exploration program is focused on finding a second major gold deposit along Seabridge’s 53 kilometer-long Matthews Lake Greenstone Belt to supplement the existing multi-million ounce FAT deposit. The program consists of 12,500 meters of core drilling plus detailed air borne magnetic and electromagnetic geophysical surveys over the thickest part of the belt. The Matthew’s Lake Greenstone Belt remains one of the world’s most under-explored Greenstone Belt which once hosted two high-grade underground gold mines and has gold occurrences all along its length. Seabridge’s geologists believe the potential exists to find additional higher-grade deposits along the belt as well as larger, open pit deposits similar in style to the existing FAT deposit.

Although Seabridge’s geologists are optimistic about the potential success of this year’s programs at KSM and Courageous Lake, they are realistic that it may take several iterations of these programs to discover new deposits. Results from the 2012 programs at KSM and Courageous Lake are expected to be released by the end of the 3rd Quarter.

Senior Management Changes
In June, Seabridge announced that Rudi Fronk, its President and CEO since 1999, had assumed the position of Chairman and CEO. Jay Layman was elected as a Director of the Company and was named President while retaining his title of Chief Operating Officer. James Anthony, who served as Chairman of Seabridge since 2002, was appointed Chairman of the Corporate Governance Committee with primary responsibility for ensuring the independence and effectiveness of the Board of Directors.  These changes reflect the evolution of Seabridge’s two core assets which now require an increase in the technical leadership of the Company. Prior to joining Seabridge, Mr. Layman held senior engineering positions at Newmont Mining with his last role there being Vice President responsible for global technical services. For the past 15 months, he has managed Seabridge’s Preliminary Feasibility Studies at KSM and Courageous Lake where his talents have contributed to significant improvements in design. The Board decided that these achievements merited his election to the Board and promotion to the position of President.

The Gold Market
Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

Since 2002 we have argued in these pages that: (1) the world’s developed economies were floating on an historic sea of credit which was mimicking an economic boom; (2) the credit bubble would burst; (3) the result would not be a deflationary bust because central bank policy would be to expand the money supply and weaken currencies rather than allow a pandemic of defaults; and (4) financial assets and fiat currencies would suffer a crippling loss of confidence, making gold the best performing asset of the next decade or more.

We were early, but gold rewarded us while we waited.  Our first three predictions came to pass by early 2009 but we were surprised by the resilience of the financial system (or is it blind inertia?). Confidence in the dollar remains a cornerstone of the system, faith in a US economic recovery has persisted, Treasuries remain the safe haven of choice and the Federal Reserve’s balance sheet has stabilized after a massive run up in 2008-11. Gold has therefore responded with a nearly one year long correction which, we believe, is about to end with a bang.

The world economy is now clearly slowing down and recessions appear to be imminent in the developed economies. If this oncoming recession was due to deleveraging …the necessary corrective for a world smothered in debt…the slowdown would at least have some benefit. But overall debt levels have continued to rise despite all the talk about austerity in Europe and a higher savings rate in the U.S. Fiscal discipline is as elusive as ever, with fiscal cliffs looming not only in America but also throughout Europe, as tax revenues fall faster than spending reductions.

The central banks of Japan, Britain and Switzerland have voted for inflation of the money supply to weaken their currencies and promote ‘growth’, especially exports. China has long been on this same path with its dollar peg. We now expect to see the Federal Reserve and the European Central Bank (ECB) jump into the fray with both feet, unleashing a tidal wave of new, unsterilized money creation. The argument now being advanced for such a move is that it is a growth strategy, based on the wrong theory that more money stimulates the economy, enabling it to outgrow the debt burden. Also, governments will likely be blamed for making the money printing necessary because they did not exercise fiscal discipline. However, we believe the real motive will be to avoid default on sovereign and secured corporate debt, thereby saving the banking and financial system one more time by propping up the nominal value of next-to-worthless assets. As we have long predicted, decisions are being made in favor of inflation, negative real interest rates (financial repression) and rampant speculation – decisions that are opposed to default, deflation and the real value of savings.

Clear Messages

On August 1, 2012, the Federal Reserve’s Open Market Committee reported on its latest monetary policy deliberations and, at first glance, the FOMC appeared to have done nothing new other than further downgrade the U.S. economy. However, there was a key difference in how the FOMC ended its statement.

Back in June, the FOMC statement read:

The Committee is prepared to take further action as appropriate to promote a stronger economic recovery and sustained improvement in labor market conditions in a context of price stability.

The August 1 statement read:

The Committee will closely monitor incoming information on economic and financial developments and will provide additional accommodation as needed to promote a stronger economic recovery and sustained improvement in labor market conditions in a context of price stability.

In our view, this language of "will provide" strongly implies future action. In short, this seems to us to be a promise to take action, perhaps as soon as the FOMC’s September meeting, if the economy and labour market do not improve significantly. We expect more, unsterilized Quantitative Easing (QE).

We have been treated to a great many silly statements about plans to address the credit crisis in Europe. They have all turned out to be lacking in reality for one key reason…Germany did not agree. The ECB`s statement of August 2, 2012 is different because this time Germany does agree. Agree to what?

•	The ECB has a mandate to undertake QE. The ECB is able to buy sovereign debt under its existing mandate in order to repair the monetary policy transmission mechanism.
•	The sovereign whose debt is to be purchased must first enter into an agreement with the European Stability Mechanism (ESM, successor to the EFSF) requiring measures to reduce deficits.

The ECB’s statement of August 2 said in part: “The Governing Council extensively discussed the policy options to address the severe malfunctioning in the price formation process in the bond markets of euro area countries. Exceptionally high risk premia are observed in government bond prices in several countries and financial fragmentation hinders the effective working of monetary policy. Risk premia that are related to fears of the reversibility of the euro are unacceptable, and they need to be addressed in a fundamental manner. The euro is irreversible.

“The adherence of governments to their commitments and the fulfillment by the EFSF/ESM of their role are necessary conditions. The Governing Council, within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, may undertake outright open market operations of a size adequate to reach its objective. In this context, the concerns of private investors about seniority will be addressed. Furthermore, the Governing Council may consider undertaking further non-standard monetary policy measures according to what is required to repair monetary policy transmission. Over the coming weeks, we will design the appropriate modalities for such policy measures.”

The meaning seems clear. The ECB intends to proceed with QE (termed “outright open market operations”) and will do so by buying government bonds.  Not only that, other “non-standard measures” that have not yet been tried may be adopted as well, all in the name of “repairing monetary policy transmission”…getting the ECB back in the game of manipulating interest rates. Before the ECB intervenes, the countries concerned will have to ask the ESM for help. This in turn implies that the countries concerned will have to relinquish some of their fiscal sovereignty. The ESM is still to be ratified by the German parliament which is why this new program has not yet been implemented. Ratification has been scheduled for September, 2012.

On August 6, 2012 the Financial Times reported that “the European Central Bank is acting within its mandate when considering further government bond purchases, a spokesman for the German government said on Monday. ‘The government has no doubts that everything the ECB does is within its mandate,’ German government Spokesman Georg Streiter said during a press conference, adding that the government approves of the ECB’s crisis actions.”

Skeptics will declare that, German approval notwithstanding, we have heard this all before…we will believe the money-printing when it happens. Under the ECB’s poorly reported (secretive?) Emergency Lending Assistance program (ELA), euros are already being printed off balance sheet by national central banks with the approval of the ECB, to support the poorest credit risks. According to figures compiled by Citigroup, Ireland has made constant use of this facility since 2008 with the Irish central bank printing between €40 and €60 billion since 2010. Most recently, Greece has also resorted to the ELA to the tune of about €55 billion…a completely different use of the facility than the one originally intended. In our view, there can be no mistaking the direction of the ECB.

This Is Going to Be Big

As already noted, the rationale being advanced for QE is to promote growth but we see the real motive as saving the financial system…the debt markets and the banks. The fulcrum is the sovereign debt market which must be defended at all costs if the financial system is to survive in something like its current form. So, how much are we talking about here? Hang on to your hats.

According to the PFG Group, a U.S.-based financial advisory, the 10 most indebted nations currently owe $31.3 trillion and “nearly 50% of the total outstanding debt of the world's top 10 debtor nations needs to be rolled over by the end of 2015.” (see http://www.financialsense.com). Financial markets are currently focused on Spain and Italy but while Italy has a debt-to-GDP ratio of 120%, Japan takes the top spot with 208%; and while Italy currently has a budget deficit to GDP ratio of -3.9%, the US is far worse at -8.1%. As the chart below shows, this is a global problem.

More than US$ 15 trillion of sovereign debt has to be rolled over from 2012 through 2015, never mind the trillions of dollars in new borrowings required by sovereigns (deficits continue), banks and corporations. We believe there is simply too much debt maturing over the next couple of years for capital markets to absorb without pushing up rates and crowding out private investment. Commercial banks, especially those in Europe, are already loaded up with sovereign debt and need to reduce their leverage.  In our view, it is highly likely we will see QE on a global scale. Central banks will need to step up as buyers of last resort to help suppress interest rates and keep debt servicing costs low.

As serious as the roll-over problem is now, as indicated by the above chart, it grows worse by the day. Many sovereign issuers are aggressively reducing the average duration of their outstandings to bring down interest costs. Many of the roll-overs in this table will be for short terms, therefore needing to be rolled again in the near future. The ECB has also indicated that its planned bond purchases will focus on the short end of the curve.

Is There an End Game?

Not anytime soon. At some point, the consequences of money-printing will become evident and we believe it will come to an end, accompanied by an increased likelihood of serial defaults. Paper is only as good as the entity behind it making the promise. In this hyper-connected world, paper is only as good as the entities owing money to the entity making the promise. As we saw in 2008, the innovations of shadow banking and the derivatives system have intermeshed the balance sheets of companies to a never-before-seen extent.  One failure like Lehman Brothers can trigger a counter-party cascade that threatens the entire system.

In our view, gold will perform very well in a period of aggressive central bank balance sheet expansion. But as the one asset that backs itself and has no counter-party risk, gold may have its greatest value when the music stops. If you own debt-based assets at that point, you may be lucky enough to get a government bailout or a payout from a bankruptcy court.  But gold investors won’t need either and gold companies will offer their shareholders the advantage of holding the world’s most reliable asset on their behalf.

Financial Results
During the three month period ended June 30, 2012 Seabridge posted a net loss of $2.3 million ($0.05 per share) compared to a loss of $7.3 million ($0.18 per share) for the same period last year. During the 2nd quarter, Seabridge invested $12.2 million in mineral interests, primarily at KSM and Courageous Lake, compared to $9.7 million during the same period last year. At June 30, 2012, net working capital was $39.3 million compared to $57 million at December 31, 2011.

On Behalf of the Board of Directors,
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
August 10, 2012